TELMEX PROPOSES DIVIDEND PAYMENT

Mexico City, March 10, 2004. - Telefonos de Mexico, S.A. de C.V. (Telmex) (BMV: TELMEX L; NYSE: TMX, LATIBEX: XTMXL) announced that the Board of Directors, at their meeting held today, resolved to call for the Annual and Special Shareholders' Meetings to be held on April 29, 2004, in order to discuss, among other matters, the ratification of the activities of the Board of Directors, the designation or ratification, as the case may be, of the members of the Board of Directors and submit the proposal to declare four equal dividend cash payments of $0.17 Mexican pesos per share, resulting from the net tax profit account. Dividend payments are proposed to be made since June 18, 2004, since September 17, 2004, since December 16, 2004 and since March 17, 2005, respectively.

Telmex is the leading Telecommunications Company in Mexico with 15.7 million telephone lines in service, 2.2 million line equivalents for data transmission and 1.4 million Internet accounts. Telmex offers telecommunications services through a 74 thousand kilometer fiber optic digital network. Telmex and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. More information about Telmex can be accessed on the Internet at Telmex's Website.